February 4, 2009

BY EDGAR TRANSMISSION AND FACSIMILE TRANSMISSION

Mr. Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Exar Corporation
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed June 13, 2008
File No. 0-14225

Dear Mr. Buchmiller:

Set forth below are Exar Corporation’s (the “Company”) responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your January 27, 2009 letter with respect to the above referenced filing.

Item 7. Management’s Discussion and Analysis, page 39

Liquidity and Capital Resources, page 54

1.	It appears from footnote 4 to your financial statements for the fiscal year ended March 30, 2008 that a significant portion of your short-term marketable securities were held in “asset-backed and collateralized-backed securities.” In future filings, please clearly discuss the nature of the material components of those assets as necessary to provide investors with information necessary for a clear understanding of your financial condition. Also, if these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the percentage and nature of any mortgage-backed or auction rate securities that you hold, indicate what factors may affect the value of those securities, and disclose any material risks. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

The Company notes the Staff’s comments and will draft future filings accordingly. The Company plans to include additional information relating to its asset-backed and collateralized-backed securities in its Form 10-Q for the fiscal quarter ended December 28, 2008, expected to be filed on February 6, 2009.

Item 11, Executive Compensation, page 103

2.

We note from your disclosure under “Base Salaries” on page 10 of Amendment No. 1 to your Annual Report on Form 10-K/A, filed July 28, 2008 that you target base salary levels for your named executive officers between the 50th and 75th percentiles of your peer companies. Given that you target base salaries, please briefly discuss in your applicable filings how the base salaries you provide to the named executive officers relate to the data you have analyzed from the peer companies and include an analysis of where actual payments fell within the targeted range. If any of your named executive officers are compensated at levels that at are materially different from the targeted levels of compensation, please also provide discussion as to why. In additions in your applicable future filings, please identify the peer companies you use.

The Company notes the Staff’s comments and will draft future filings accordingly.

3.	We note from your discussion under “Annual Incentive Bonuses” on page 11 of Amendment No. 1 to your Annual Report on Form 10-K/A, filed July 28, 2008 that your Fiscal Year 2008 Executive Incentive Compensation Program provides that 70% of the bonuses are determined based on the achievement of financial performance as measured against pre-established revenue and operating profit goals for the fiscal year, but have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. You also have not disclosed the specific elements of individual performance that are taken into account nor how the bonus awards are structured to reflect such individual performance standards. Please provide such disclosure in your future filings, as applicable. To the extent you believe that the disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company notes the Staff’s comments and will draft future filings accordingly.

4.

We refer to your disclosure under “Long-Term Incentive Equity Awards” on page 12 of Amendment No. 1 to your Annual Report on Form 10K/A, filed July 28, 2008. We note that you list a number of factors which your Compensation Committee considers in making determinations of awards of stock options, restricted stock and performance stock. We note minimal, if any, discussion and analysis as to how the stock options and stock grants, were determined based upon these factors. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option and stock award grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(I)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of share underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

The Company notes the Staff’s comment and will draft future filings accordingly.

Item 15, Exhibits, Financial Statement Schedules, page 105

5.	Please provide us with your analysis as to why you are not required under Item 601(b)(10)(ii)(B) of Regulation S-K to file the wafer supply agreements with each of Episil and Chartered Semiconductor, referenced elsewhere in your disclosure, as exhibits.

With respect to the Company’s wafer supply arrangements with Chartered Semiconductor, the Company notes that it does not have a formal wafer agreement or minimum wafer purchase commitment. The Company’s Chartered Semiconductor wafer purchases are made on a purchase order basis, and the Company provides, on a monthly basis, a nonbinding six (6) month rolling forecast of our anticipated requirements for planning purposes.

As to the Company’s November 30, 2007 Wafer Purchase Agreement with Episil, the Company does not believe its business to be “substantially dependent” on this agreement, and therefore the agreement is not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company does not have minimum wafer purchase commitments under the Episil Wafer Purchase Agreement. Wafer purchases are made on a purchase order basis and the agreed upon practice with Episil has been to provide a six (6) month rolling forecast each quarter of the Company’s anticipated requirements for planning purposes. Seventy five percent (75%) of the first three months of the Company’s forecast constitutes a firm and binding commitment. Given substantial costs savings related to Silan’s CMOS wafers as compared to those provided by Episil, Episil was and still is treated as a second source for like wafers from which lower selling price/gross margin products are produced. As part of the Company’s cost reduction initiatives, the Company has been transitioning its wafer requirements from Episil to Silan since the latter part of calendar year 2007. Other than the March 2008 quarter where the Company increased its wafer order from Episil to make up for an unexpected shortfall in wafers from Silan, wafer starts with Episil have steadily declined. In the September 2008 and December 2008 quarters Episil represented approximately 20% and 5%, respectively, of total wafers ordered.

Finally, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that our responses adequately address each area of concern. However, please feel free to contact me directly if you require further clarification or information. I can be reached at (510) 668-7002.

Sincerely,

/s/ Pedro P. Rodriguez
Pedro P. Rodriguez
President and Chief Executive Officer